04050785

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 6 2004
WASH. D.C. 213

MortgageIT Securities Corp.
Exact Name of Registrant as Specified in Charter

0001305551
Registrant CIK Number

Form 8-K, November 24, 2004, Series 2004-2

56-2483326

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________

Name: John R. Cuti

Title: Secretary

Dated: November 24, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 16, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Dan Lonski	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

$606,104,000 (approx.)
MortgageIT Trust 2004-2

Characteristics of the Certificates [(1), (2), (3)]

Class	Expected Class Sizes ($)	Expected Ratings (S&P/Moody's)	Bond Type	Initial Credit Enhancement [(3)]	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Final Scheduled Maturity
A-1	318,301,000	AAA / Aaa	Senior Floater [(4)]	16.50%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
A-2A	190,980,000	AAA / Aaa	Super Senior Floater [(4)]	24.85%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
A-2B	21,220,000	AAA / Aaa	Senior Support Floater [(4)]	16.50%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
M-1	53,367,000	AAA / NR	Mezzanine Floater [(5)]	8.10%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
M-2	22,236,000	AA / NR	Mezzanine Floater [(5)]	4.60%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
B-1	15,883,000				*Not Offered Hereby*			
B-2	7,941,000				*Not Offered Hereby*			
Total								

Notes:

(1) Subject to this footnote (1), class sizes subject to a permitted variance in the aggregate of +/-10%. Class sizes are also subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread. The class sizes of the Class A-1, Class A-2A and Class A-2B Notes will also be subject to investor demand, provided that the initial principal balance of the Class A-2A Notes will be 90% of the initial aggregate principal balance of the Class A-2 Notes.

(2) Pricing Prepayment Assumption: 25% CPR

(3) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes and the Class A-2 Notes by the Class M-1, Class M-2, Class B-1 and Class B-2 Notes (and, in the case of the Class A-2A Notes only, also by the Class A-2B Notes), OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.85% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

(4) The Note Interest Rate for the Class A-1, the Class A-2A and the Class A-2B Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [ ]%, [ ]% and [ ]% respectively, (b) 11.500% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class A-1, the Class A-2A and the Class A-2B Notes will increase to 2 times the respective original margin.

(5) The Note Interest Rate for the Class M-1, the Class M-2, the Class B-1 and the Class B-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [ ]%, [ ]%, [%] and [ ]% respectively, (b) 11.500% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class M-1, the Class M-2, the Class B-1 and the Class B-2 Notes will increase to 1.5 times the respective original margin.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. After an initial fixed rate period of either 6 months, 3 years or 5 years, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin.

- 76.17% of the mortgage loans are interest-only for the first 3, 5 or 10 years after origination and then fully amortize over the remaining term. Approximately 12.02% of the mortgage loans have penalties for full or partial prepayments.
- Approximately 51.68% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately 39.31% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California (65.88%) and Arizona (5.81%).
- The weighted average FICO score is 733.
- The weighted average LTV is 74.00%. The weighted average CLTV including subordinate financing at the time of origination is 82.26%.
- All the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- Approximately 51.56% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the tables attached hereto.

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WAM (mos.)	Gross Margin (%)	Net Margin (%)	Initial Cap* (%)	Periodic Cap* (%)	Max Rate (%)	Mos to Roll
6-Month LIBOR ARM	1.44	4.287	3.907	356	2.271	1.891	1.000	1.000	11.354	10
3/1-Year CMT Hybrid ARM	4.17	4.528	4.148	359	2.750	2.370	2.000	2.000	10.528	35
3/1-Year LIBOR Hybrid ARM	3.08	4.385	4.005	359	2.250	1.870	2.000	2.000	10.385	34
3/6-Month LIBOR Hybrid ARM	32.93	5.147	4.767	359	2.250	1.870	6.000	2.000	11.147	35
5/1-Year CMT Hybrid ARM	15.05	4.847	4.467	360	2.746	2.366	4.980	2.000	9.853	59
5/1-Year LIBOR Hybrid ARM	8.23	4.816	4.436	359	2.250	1.870	4.904	2.000	9.848	50
5/6-Month LIBOR Hybrid ARM	35.11	5.395	5.015	359	2.250	1.870	6.000	2.000	11.390	59
Totals:	**100.00**	**5.100**	**4.720**	**359**	**2.346**	**1.966**	**5.446**	**1.997**	**10.885**	**48**

*Non-zero weighted average

SUMMARY OF TERMS:

Depositor:	MortgageIT Securities Corp.
Mortgage Loan Seller:	MortgageIT Holdings, Inc. (an affiliate of the Depositor).
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	MortgageIT. Inc.
Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Credit Suisse First Boston LLC and UBS Securities LLC
Indenture Trustee:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Rating Agencies:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Notes:	The Class A-1 Notes. The Class A-2A Notes and the Class A-2B Notes (together, the "Class A-2 Notes"). The Class A-1 Notes and the Class A-2 Notes are together referred to as the "Class A Notes". The Class M-1 Notes and the Class M-2 Notes (together, the "Class M Notes"). The Class B-1 Notes and the Class B-2 Notes (together, the "Class B Notes"). The Class B Notes are not offered hereby.
Cut-off Date:	November 1, 2004.
Settlement Date:	On or about November 24, 2004.
Payment Date:	25th day of each month (or the next business day if such day is not a business day), commencing in December, 2004.
Optional Clean-Up Call:	The majority holder of the Owner Trust Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that MortgageIT Holdings, Inc. will retain the Owner Trust Certificate.
Registration:	The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes will be available in book-entry form through DTC, Euroclear and Clearstream.
Minimum Denominations:	The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Legal Structure: Owner Trust.

ERISA Considerations: The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

Owner Trustee: Wilmington Trust Company.

SMMEA Eligibility: The Class A Notes and the Class M Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate (including the Master Servicing fee) of 38.0 basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid.

The "Accrual Period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The Indenture Trustee will calculate interest on the Notes on a 30/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- **Subordination:**
Initially, 16.50% for the Class A Notes (or, in the case of the Class A-2A Notes, 24.85%), 8.10% for the Class M-1 Notes and 4.60% for the Class M-2 Notes.
- **Overcollateralization ("OC"):**

Initial (% Orig.)	0.85%
OC Target Amount (% Orig.)	0.85%
Stepdown (% Current)	1.70%
OC Floor (% Orig.)	0.50%

- **Excess spread:**
Will initially be equal to approximately 324 bps per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the OC Target Amount.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan during the related due period.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.

Basis Risk Carryforward Amount: As of any Payment Date on which the Note Interest Rate for a Class of Notes is calculated based on the Available Funds Rate, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x) one-month LIBOR plus the related margin and (y) 11.50% over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the Available Funds Rate for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Available Funds Rate: For any Payment Date, the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

Principal Distribution Amount: With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the Notes for such Payment Date and (b) the Principal Funds for such Payment Date.

Extra Principal Distribution Amount: With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date, the excess of (x) the available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest for the Notes and the Principal Funds.

Priority of Payments: On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

Interest will be distributed pro rata to the holders of the Class A-1, Class A-2A and Class A-2B Notes, and then on a sequential basis to the holders of the Class M-1, Class M-2, Class B-1 and Class B-2 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Principal Distributions:

Principal will be distributed to the extent of the Basic Principal

Distribution Amount to the holders of the Class A-1, Class A-2A, Class A-2B, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, pro rata.

Net Monthly Excess Cashflow:

1) To the holders of the Class A-1, Class A-2A, Class A-2B, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, pro rata, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) sequentially to the holders of the Class A, Class M-1, Class M-2 and Class B-1 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes (provided that amounts allocated to the Class A Notes will be allocated on a pro rata basis between the Class A-1 Notes and the Class A-2 Notes, and that amounts allocated to the Class A-2 Notes will first be allocated to the Class A-2A Notes until there are no remaining Allocated Realized Loss Amounts for such Notes, and then to the Class A-2B Notes);
3) sequentially to the holders of the Class A, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, in that order, any related Basis Risk Carryforward Amount for such Notes on such Payment Date (provided that amounts allocated to the Class A Notes will be allocated on a pro rata basis among the Class A-1 Notes, the Class A-2A Notes and the Class A-2B Notes) after first applying the proceeds (if any) received under the Yield Maintenance Agreements on or immediately prior to such Payment Date, such proceeds being applied among the Notes on the same basis as set out earlier in this paragraph (3); and
4) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date, (a) if such Payment Date is prior to the Stepdown Date, 0.85% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (b) if such Payment Date is on or after the related Stepdown Date, the greater of (i) 1.70% of the then current aggregate stated principal balance of the mortgage loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount shall equal the Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans exceeds (ii) the aggregate principal balance of the Notes.

Step-Down Date: The later to occur of (x) the Payment Date in November 2007 and (y) the first Payment Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Trigger Event: A Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds 6.00% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[1.00]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Months 61-72	[1.15]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Month 73 and thereafter	[1.30]%

Sixty-Plus Delinquency Percentage: With respect to any Payment Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Payment Date.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B-2 Notes until their Note Principal Balance is reduced to zero, fourth, to the Class B-1 Notes until their Note Principal Balance is reduced to zero, fifth, to the Class M-2 Notes until their Note Principal Balance is reduced to zero and sixth, to the Class M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class A-1 Notes and the Class A-2 Notes on a pro rata basis, with the amount allocated to the Class A-2 Notes being first allocated to the Class A-2B Notes, until their Note Principal Balance is reduced to zero, and then to the Class A-2A Notes.

Once Realized Losses have been allocated to any Class of Notes, such amounts with respect to such Notes will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount: With respect to any Class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to separate yield maintenance agreements purchased with respect to the 3/1 hybrid ARM loans and 5/1 hybrid ARM loans, respectively, which are intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on any Class of Notes (calculated as if it were not subject to the

Available Funds Rate) and the Available Funds Rate (each a "Yield Maintenance Agreement").

On each Payment Date, payments under the Yield Maintenance Agreement related to the 3 year hybrid loans will be made on a notional amount based on an amortization schedule applying 18% CPR through November 2007 (assuming no losses or delinquencies), and zero thereafter.

On each Payment Date, payments under the Yield Maintenance Agreement related to the 5/1 hybrid loans will be made on a notional amount based on an amortization schedule applying 18% CPR through November 2009 (assuming no losses or delinquencies), and zero thereafter.

The notional amount schedule for each of the Yield Maintenance Agreements is attached hereto.

Prospectus:

The Notes will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Notes and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Notes may not be consummated unless the purchaser has received the Prospectus.

Total Mortgage Loans

Mortgage Loan Characteristics

Aggregate Outstanding Principal Balance		$635,331,368	
Aggregate Original Principal Balance		$637,632,970	
Number of Mortgage Loans		2,122	
	Minimum	Maximum	Average (1)
Original Principal Balance	$48,000	$1,000,000	$300,487
Outstanding Principal Balance	$47,978	$1,000,000	$299,402
	Minimum	Maximum	Weighted Average (2)
Original Term (mos)	300	360	360
Stated remaining Term (mos)	299	360	359
Loan Age (mos)	0	8	1
Current Interest Rate	3.750%	6.500%	5.100%
Initial Interest Rate Cap(3)	1.000%	6.000%	5.446%
Periodic Rate Cap(3)	1.000%	2.000%	1.997%
Gross Margin	2.000%	2.875%	2.346%
Maximum Mortgage Rate	8.000%	16.875%	10.885%
Minimum Mortgage Rate	2.000%	2.875%	2.346%
Months to Roll	1	118	48
Original Loan-to-Value	12.76%	95.00%	74.00%
Credit Score	621	827	733
	Earliest	Latest	
Maturity Date	10/01/29	11/01/34	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2004	100.00%

Occupancy	Percent of Mortgage Pool
Primary	88.56%
Second Home	2.72%
Investment	8.72 %

Loan Purpose	Percent of Mortgage Pool
Purchase	55.14%
Refinance - Rate/Term	19.43%
Refinance - Cashout	25.43%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	23.83%
Interest Only	76.17%

Property Type	Percent of Mortgage Pool
Single Family	63.51%
Townhouse	0.12%
Condominium	10.08%
Two- to Four-Family	3.84%
Planned Unit Development	22.44%

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighted Average only for loans with rate caps.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	14	$4,443,226	0.70%	3.894%	742	$317,373	73.82%	90.14%
4.001% to 4.500%	180	57,341,675	9.03	4.367	741	318,565	72.47	85.19
4.501% to 5.000%	801	253,629,807	39.92	4.842	739	316,641	72.16	66.38
5.001% to 5.500%	819	225,519,977	35.50	5.305	731	275,360	74.99	36.53
5.501% to 6.000%	271	82,506,412	12.99	5.735	716	304,452	77.04	28.08
6.001% to 6.500%	37	11,890,271	1.87	6.287	711	321,359	80.61	13.19
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 3.750% per annum to 6.500% per annum and the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.100% per annum.

Remaining Months to Stated Maturity

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
289 to 300	1	$441,000	0.07%	4.125%	652	$441,000	90.00%	100.00%
349 to 360	2,121	634,890,368	99.93	5.101	733	299,335	73.98	51.65
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 299 months to 360 months and the weighted average remaining term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	1	$47,978	0.01%	6.125%	747	$47,978	80.00%	0.00%
$50,001 to $100,000	79	6,520,841	1.03	5.158	725	82,542	73.15	68.44
$100,001 to $150,000	247	32,428,877	5.10	5.161	727	131,291	74.69	64.06
$150,001 to $200,000	284	53,122,378	8.36	5.163	730	187,051	74.94	53.25
$200,001 to $250,000	315	71,803,394	11.30	5.118	728	227,947	75.45	50.21
$250,001 to $300,000	285	78,728,661	12.39	5.112	731	276,241	74.00	42.50
$300,001 to $350,000	276	89,534,610	14.09	5.106	732	324,401	73.24	40.13
$350,001 to $400,000	188	69,909,640	11.00	5.086	735	371,860	74.51	56.76
$400,001 to $450,000	112	46,680,807	7.35	5.085	733	416,793	75.28	58.12
$450,001 to $500,000	123	58,313,906	9.18	5.135	738	474,097	73.56	48.24
$500,001 to $550,000	63	33,069,725	5.21	5.007	733	524,916	74.14	58.37
$550,001 to $600,000	53	29,443,248	4.63	4.951	739	555,533	72.11	61.30
$600,001 to $650,000	48	29,013,188	4.57	5.055	746	604,441	74.50	55.48
$650,001 to $700,000	12	7,331,836	1.15	4.814	739	610,986	71.49	90.59
$700,001 to $750,000	9	6,552,650	1.03	5.293	728	728,072	73.21	66.84
$750,001 to $800,000	4	3,070,000	0.48	5.192	739	767,500	73.61	49.51
$850,001 to $900,000	8	6,179,352	0.97	5.109	721	772,419	74.11	42.96
$900,001 to $950,000	3	2,736,129	0.43	5.126	723	912,043	74.78	66.74
$950,001 to $1,000,000	12	10,844,150	1.71	5.128	728	903,679	63.16	36.58
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $47,978 to approximately $1,000,000 and the average outstanding principal balance of the Mortgage Loans was approximately $299,402.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6 Month LIBOR ARM	1	$108,678	0.02%	3.875%	745	$108,678	77.86%	100.00%
3 Year/6 Month LIBOR ARM	98	26,994,245	4.25	5.156	729	275,451	75.24	22.34
3 Year/1 Year LIBOR ARM	60	18,165,780	2.86	4.378	742	302,763	71.53	100.00
3 Year/1 Year CMT ARM	22	4,102,137	0.65	4.634	740	186,461	73.77	100.00
5 Year/6 Month LIBOR ARM	166	38,739,698	6.10	5.364	723	233,372	72.61	28.72
5 Year/1 Year LIBOR ARM	131	43,727,458	6.88	4.812	737	333,797	72.17	94.63
5 Year/1 Year CMT ARM	67	19,564,327	3.08	4.811	728	292,005	71.77	97.20
6 Month LIBOR IO ARM	28	9,031,129	1.42	4.292	742	322,540	74.44	76.93
3 Year/6 Month LIBOR IO ARM	570	182,202,746	28.68	5.146	731	319,654	75.11	25.32
3 Year/1 Year LIBOR IO ARM	4	1,374,468	0.22	4.477	716	343,617	75.18	58.62
3 Year/1 Year CMT IO ARM	66	22,400,480	3.53	4.508	741	339,401	74.94	97.32
5 Year/6 Month LIBOR IO ARM	700	184,343,209	29.02	5.401	728	263,347	74.69	40.06
5 Year/1 Year LIBOR IO ARM	20	8,554,012	1.35	4.834	741	427,701	73.06	77.34
5 Year/1 Year CMT IO ARM	189	76,023,001	11.97	4.856	745	402,238	71.86	95.06
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Adjustment Type

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
ARM	2,122	$635,331,368	100.00%	5.100%	733	$299,402	74.00%	51.68%
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

State Distributions of Mortgaged Properties

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	3	$446,400	0.07%	4.976%	704	$148,800	71.47%	65.28%
Arizona	179	36,893,122	5.81	5.212	729	206,107	77.59	64.89
Arkansas	2	253,331	0.04	5.169	742	126,666	82.91	51.64
California	1175	418,534,119	65.88	5.121	734	356,199	72.89	46.09
Colorado	86	17,533,460	2.76	5.015	730	203,877	76.18	59.97
Connecticut	9	4,057,735	0.64	4.954	725	450,859	71.46	64.52
Delaware	3	404,830	0.06	5.480	728	134,943	75.40	74.19
Florida	100	22,135,643	3.48	5.120	726	221,356	75.43	45.75
Georgia	9	2,181,816	0.34	4.711	741	242,424	78.10	95.70
Hawaii	1	708,000	0.11	4.875	795	708,000	60.00	0.00
Illinois	73	17,189,706	2.71	4.981	730	235,475	75.14	55.54
Indiana	5	677,909	0.11	5.454	735	135,582	86.98	43.88
Iowa	1	74,494	0.01	4.500	633	74,494	73.50	100.00
Kansas	2	210,344	0.03	4.931	747	105,172	91.23	100.00
Maryland	15	3,953,414	0.62	5.002	719	263,561	72.22	61.74
Massachusetts	25	8,518,598	1.34	5.012	731	340,744	74.09	82.43
Michigan	1	135,138	0.02	4.750	724	135,138	80.00	100.00
Minnesota	33	5,737,875	0.90	4.989	734	173,875	78.74	65.20
Missouri	8	1,733,434	0.27	4.753	755	216,679	70.68	68.76
Montana	3	570,400	0.09	5.156	787	190,133	79.72	74.75
Nevada	50	12,477,516	1.96	5.267	725	249,550	75.17	37.02
New Hampshire	4	832,883	0.13	5.184	717	208,221	80.49	74.07
New Jersey	19	6,340,385	1.00	4.836	731	333,704	73.15	88.09
New York	38	14,788,359	2.33	5.030	732	389,167	71.42	52.66
North Carolina	23	4,667,399	0.73	4.805	736	202,930	74.13	65.63
Ohio	3	628,500	0.10	5.149	750	209,500	78.58	72.63
Oklahoma	2	223,053	0.04	5.471	718	111,526	85.23	0.00
Oregon	10	2,102,466	0.33	5.018	725	210,247	78.83	58.62
Pennsylvania	5	1,019,563	0.16	5.008	695	203,913	76.15	56.57
Tennessee	3	891,500	0.14	5.781	724	297,167	78.32	45.32
Texas	82	15,092,372	2.38	5.034	722	184,053	78.24	76.81
Utah	5	753,808	0.12	5.141	703	150,762	77.81	100.00
Virginia	17	4,900,977	0.77	5.109	717	288,293	78.15	87.35
Washington	92	23,093,334	3.63	4.991	739	251,015	78.78	62.83
Wisconsin	36	5,569,484	0.88	4.851	730	154,708	78.01	87.29
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

No more than approximately 0.71% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	92	$26,364,412	4.15%	4.951%	743	$286,570	41.21%	42.72%
50.01% to 55.00%	49	13,239,236	2.08	4.967	734	270,188	52.92	32.61
55.01% to 60.00%	85	27,854,755	4.38	4.944	738	327,703	58.26	35.84
60.01% to 65.00%	168	56,591,807	8.91	4.907	738	336,856	63.41	42.44
65.01% to 70.00%	142	46,851,459	7.37	5.025	726	329,940	68.56	57.57
70.01% to 75.00%	207	72,294,594	11.38	5.186	723	349,249	73.87	50.06
75.01% to 80.00%	1,280	369,837,101	58.21	5.133	735	288,935	79.67	55.52
80.01% to 85.00%	25	6,346,614	1.00	5.513	714	253,865	84.70	26.84
85.01% to 90.00%	46	10,372,088	1.63	5.373	711	225,480	89.87	48.59
90.01% to 95.00%	28	5,579,302	0.88	5.185	727	199,261	94.46	63.11
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 12.76% to 95.00%. and the weighted average Original Loan-to-Value of the Mortgage Loans was approximately 74.00%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	1,203	$350,322,985	55.14%	5.123%	741	$291,208	77.93%	47.58%
Refinance - Cashout	511	161,589,958	25.43	5.181	719	316,223	69.71	46.47
Refinance - Rate Term	408	123,418,425	19.43	4.930	728	302,496	68.44	70.13
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family	1,321	$403,499,305	63.51%	5.093%	732	$305,450	73.40%	49.27%
Townhouse	5	785,534	0.12	5.244	727	157,107	79.84	68.95
Condominium	238	64,064,575	10.08	5.157	735	269,179	75.84	49.60
Two- to Four-Family	74	24,383,285	3.84	5.326	733	329,504	71.95	38.22
Planned Unit Development	484	142,598,669	22.44	5.054	733	294,625	75.16	61.65
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	1,125	$328,342,118	51.68%	4.932%	732	$291,860	74.85%	100.00%
Stated Income	809	249,776,195	39.31	5.294	734	308,747	75.73	0.00
No Documentation	127	35,172,540	5.54	5.128	734	276,949	58.23	0.00
No Ratio	61	22,040,515	3.47	5.362	733	361,320	66.79	0.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,836	$562,663,211	88.56%	5.075%	731	$306,461	74.67%	53.84%
Investment	219	55,376,873	8.72	5.343	743	252,862	67.61	31.90
Second Home	67	17,291,284	2.72	5.149	747	258,079	72.44	44.60
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	930	$291,631,112	45.90%	5.049%	736	$313,582	73.32%	54.24%
1	1,111	319,702,621	50.32	5.152	731	287,761	74.52	49.09
2	35	9,662,749	1.52	4.971	733	276,079	73.44	55.18
3	9	2,806,553	0.44	4.573	714	311,839	78.20	73.97
4	8	2,664,819	0.42	5.355	728	333,102	75.83	72.64
5	17	6,134,694	0.97	5.182	721	360,864	75.15	43.90
6	4	895,469	0.14	4.978	690	223,867	67.77	60.36
7	7	1,516,267	0.24	4.932	700	216,610	83.68	21.06
8	1	317,086	0.05	5.375	709	317,086	80.00	100.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	1,818	$558,967,198	87.98%	5.079%	734	$307,463	73.68%	53.65%
36 Months	265	65,971,230	10.38	5.232	726	248,948	76.46	36.76
60 Months	39	10,392,940	1.64	5.414	716	266,486	75.27	40.34
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 39 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
621 to 625	4	$1,238,920	0.20%	5.505%	622	$309,730	78.54%	100.00%
626 to 650	23	5,461,781	0.86	5.333	639	237,469	73.71	100.00
651 to 675	185	53,058,369	8.35	5.322	667	286,802	73.96	45.25
676 to 700	279	80,527,680	12.67	5.173	689	288,630	75.70	60.68
701 to 725	426	121,022,147	19.05	5.123	714	284,090	73.55	50.35
726 to 750	463	146,174,044	23.01	5.079	739	315,711	74.41	47.04
751 to 775	447	137,315,114	21.61	5.056	762	307,193	74.72	49.66
776 to 800	252	76,654,626	12.07	4.947	786	304,185	70.81	55.17
801 to 825	42	13,548,687	2.13	4.996	806	322,588	74.28	60.93
826 to 827	1	330,000	0.05	4.750	827	330,000	58.93	100.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 621 to 827 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 733.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	8	$3,076,129	0.48%	4.029%	727	$384,516	77.67%	85.76%
2.001% to 2.500%	1,766	509,502,966	80.19	5.185	731	288,507	74.34	40.93
2.501% to 3.000%	348	122,752,273	19.32	4.775	742	352,736	72.46	95.45
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 2.875% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 2.346% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
7.501% to 8.000%	1	$199,150	0.03%	6.000%	704	$199,150	94.99%	0.00%
8.501% to 9.000%	3	886,578	0.14	3.937	774	295,526	64.80	50.60
9.001% to 9.500%	41	15,772,219	2.48	4.405	745	384,688	71.94	91.90
9.501% to 10.000%	318	120,143,357	18.91	4.810	742	377,809	71.59	93.99
10.001% to 10.500%	173	50,646,704	7.97	4.564	737	292,756	72.90	85.73
10.501% to 11.000%	494	137,353,162	21.62	4.868	736	278,043	72.64	42.68
11.001% to 11.500%	775	213,349,429	33.58	5.312	731	275,290	75.02	32.92
11.501% to 12.000%	276	84,377,148	13.28	5.657	716	305,714	77.18	30.92
12.001% to 12.500%	36	11,693,621	1.84	6.290	711	324,823	80.37	13.41
16.001% to 16.500%	3	452,400	0.07	4.274	756	150,800	79.14	88.24
16.501% to 17.000%	2	457,600	0.07	4.875	757	228,800	80.00	30.07
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 8.000% per annum to 16.875% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 10.885% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
December 2004	1	$117,650	0.02%	5.250%	676	$117,650	79.98%	100.00%
February 2005	4	1,532,162	0.24	4.098	715	383,041	80.00	100.00
March 2005	3	1,092,250	0.17	4.440	752	364,083	72.91	81.14
April 2005	16	5,059,145	0.80	4.290	747	316,197	75.82	86.03
May 2005	5	1,018,250	0.16	4.515	730	203,650	71.82	27.99
October 2005	7	3,051,364	0.48	4.707	730	435,909	71.81	66.51
November 2005	24	9,475,178	1.49	4.795	738	394,799	73.20	85.79
June 2007	5	1,984,857	0.31	5.363	707	396,971	76.53	21.95
July 2007	3	847,810	0.13	5.303	719	282,603	78.70	14.01
August 2007	1	524,450	0.08	5.000	692	524,450	80.00	0.00
September 2007	5	1,182,840	0.19	5.219	746	236,568	74.52	48.52
October 2007	466	141,295,183	22.24	5.056	731	303,209	75.11	37.78
November 2007	344	108,805,991	17.13	4.981	736	316,296	74.58	39.47
December 2007	1	457,307	0.07	5.375	763	457,307	80.00	0.00
March 2009	1	317,086	0.05	5.375	709	317,086	80.00	100.00
April 2009	7	1,516,267	0.24	4.932	700	216,610	83.68	21.06
May 2009	4	895,469	0.14	4.978	690	223,867	67.77	60.36
June 2009	11	3,963,002	0.62	5.107	727	360,273	74.23	52.24
July 2009	5	1,817,009	0.29	5.379	733	363,402	74.49	100.00
August 2009	3	543,940	0.09	5.621	706	181,313	81.40	100.00
September 2009	17	3,340,767	0.53	5.539	723	196,516	76.19	40.56
October 2009	603	163,104,835	25.67	5.279	730	270,489	74.07	55.97
November 2009	581	182,049,221	28.65	5.092	736	313,338	72.54	63.08
December 2009	3	714,500	0.11	5.204	713	238,167	74.77	36.61
June 2010	1	186,835	0.03	4.875	755	186,835	80.00	100.00
September 2014	1	438,000	0.07	4.000	771	438,000	49.77	0.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Sensitivity Analysis [1]

	10% CPR *To Call*	15% CPR *To Call*	20% CPR *To Call*	25% CPR *To Call*	30% CPR *To Call*	35% CPR *To Call*	40% CPR *To Call*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
A-1							
Price 100.0000	39	39	39	39	39	39	39
WAL	6.85	4.72	3.50	2.74	2.23	1.86	1.57
Payment Window	Dec04 - Mar18	Dec04 - Apr14	Dec04 - Nov11	Dec04 - May10	Dec04 - May09	Dec04 - Aug08	Dec04 - Jan08
A-2-A							
Price 100.0000	38	38	38	38	38	38	38
WAL	6.85	4.72	3.50	2.74	2.23	1.86	1.57
Payment Window	Dec04 - Mar18	Dec04 - Apr14	Dec04 - Nov11	Dec04 - May10	Dec04 - May09	Dec04 - Aug08	Dec04 - Jan08
A-2-B							
Price 100.0000	45	45	45	45	45	45	45
WAL	6.85	4.72	3.50	2.74	2.23	1.86	1.57
Payment Window	Dec04 - Mar18	Dec04 - Apr14	Dec04 - Nov11	Dec04 - May10	Dec04 - May09	Dec04 - Aug08	Dec04 - Jan08
M-1							
Price 100.0000	55	55	55	55	55	55	55
WAL	6.85	4.72	3.50	2.74	2.23	1.86	1.57
Payment Window	Dec04 - Mar18	Dec04 - Apr14	Dec04 - Nov11	Dec04 - May10	Dec04 - May09	Dec04 - Aug08	Dec04 - Jan08
M-2							
Price 100.0000	65	65	65	65	65	65	65
WAL	6.85	4.72	3.50	2.74	2.23	1.86	1.57
Payment Window	Dec04 - Mar18	Dec04 - Apr14	Dec04 - Nov11	Dec04 - May10	Dec04 - May09	Dec04 - Aug08	Dec04 - Jan08

[1] Assumes Closing Date of 30 November 2004

Sensitivity Analysis [1]

	10% CPR *To Maturity*	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*	40% CPR *To Maturity*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
A-1							
Price 100.0000	43	44	45	45	45	45	46
WAL	7.88	5.60	4.22	3.33	2.71	2.26	1.91
Payment Window	Dec04 - May33	Dec04 - Feb30	Dec04 - Sep25	Dec04 - Dec21	Dec04 - Feb19	Dec04 - Nov16	Dec04 - Feb15
A-2-A							
Price 100.0000	42	43	44	44	44	44	44
WAL	7.88	5.60	4.22	3.33	2.71	2.26	1.91
Payment Window	Dec04 - May33	Dec04 - Feb30	Dec04 - Sep25	Dec04 - Dec21	Dec04 - Feb19	Dec04 - Nov16	Dec04 - Feb15
A-2-B							
Price 100.0000	49	51	52	52	52	52	52
WAL	7.88	5.60	4.22	3.33	2.71	2.26	1.91
Payment Window	Dec04 - May33	Dec04 - Feb30	Dec04 - Sep25	Dec04 - Dec21	Dec04 - Feb19	Dec04 - Nov16	Dec04 - Feb15
M-1							
Price 100.0000	58	58	59	59	59	59	60
WAL	7.88	5.60	4.22	3.33	2.71	2.26	1.91
Payment Window	Dec04 - May33	Dec04 - Feb30	Dec04 - Sep25	Dec04 - Dec21	Dec04 - Feb19	Dec04 - Nov16	Dec04 - Feb15
M-2							
Price 100.0000	68	69	70	70	70	70	70
WAL	7.88	5.60	4.22	3.33	2.71	2.26	1.91
Payment Window	Dec04 - May33	Dec04 - Feb30	Dec04 - Sep25	Dec04 - Dec21	Dec04 - Feb19	Dec04 - Nov16	Dec04 - Feb15

[1] Assumes Closing Date of 30 November 2004

Available Funds Rate

Period	Payment Date	Avail. Funds Cap (%) (1)(2)(4)	Avail. Funds Cap (%) (1)(3)(4)
1	12/25/04	5.713	5.713
2	1/25/05	4.608	9.796
3	2/25/05	4.609	9.837
4	3/25/05	5.104	10.372
5	4/25/05	4.611	9.920
6	5/25/05	4.766	10.116
7	6/25/05	4.614	10.004
8	7/25/05	4.769	10.201
9	8/25/05	4.616	10.090
10	9/25/05	4.617	10.133
11	10/25/05	4.777	10.345
12	11/25/05	4.624	10.235
13	12/25/05	4.780	10.439
14	1/25/06	4.627	10.329
15	2/25/06	4.629	10.375
16	3/25/06	5.126	10.975
17	4/25/06	4.632	10.532
18	5/25/06	4.788	10.736
19	6/25/06	4.635	10.626
20	7/25/06	4.791	10.831
21	8/25/06	4.638	10.721
22	9/25/06	4.640	10.770
23	10/25/06	4.796	10.990
24	11/25/06	4.643	10.897
25	12/25/06	4.800	11.110
26	1/25/07	4.647	11.001
27	2/25/07	4.649	11.052
28	3/25/07	5.149	11.614
29	4/25/07	4.652	11.170
30	5/25/07	4.810	11.382
31	6/25/07	4.656	11.275
32	7/25/07	4.814	11.488
33	8/25/07	4.661	11.383
34	9/25/07	4.663	11.437
35	10/25/07	4.821	11.667
36	11/25/07	4.525	13.846

Period	Payment Date	Avail. Funds Cap (%) (1)(2)(4)	Avail. Funds Cap (%) (1)(3)(4)
37	12/25/07	4.679	11.094
38	1/25/08	4.512	10.855
39	2/25/08	4.512	10.885
40	3/25/08	4.824	11.390
41	4/25/08	4.512	10.959
42	5/25/088	4.663	11.220
43	6/25/08	4.513	11.020
44	7/25/08	4.663	11.282
45	8/25/08	4.513	11.083
46	9/25/08	4.513	11.114
47	10/25/08	4.663	11.391
48	11/25/08	4.513	11.325
49	12/25/08	4.663	11.594
50	1/25/09	4.513	11.391
51	2/25/09	4.513	11.423
52	3/25/09	4.998	12.215
53	4/25/09	4.516	11.497
54	5/25/09	4.669	11.771
55	6/25/09	4.521	11.574
56	7/25/09	4.674	11.849
57	8/25/09	4.525	11.653
58	9/25/09	4.530	12.001
59	10/25/09	4.699	12.407
60	11/25/09	4.317	15.362
61	12/25/09	4.466	10.726
62	1/25/10	4.324	10.389
63	2/25/10	4.327	10.394
64	3/25/10	4.793	11.515
65	4/25/10	4.332	10.407

(1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

(2) Assumes no losses, 20% optional termination, 25% CPR on collateral, and 1 month LIBOR and 6 month LIBOR remain constant at 2.0163% and 2.32%, respectively.

(3) Assumes no losses, 20% optional termination, 25% CPR on collateral and 1 month LIBOR and 6 month LIBOR are 2.0163% and 2.32%, respectively, for the first Distribution Date and both increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Yield Maintenance Agreements, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

(4) Assumes Closing Date of 30 November 2004

• Yield Maintenance Agreement 3/1 [1]

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
1	11/30/2004	12/25/04	254,165,388.00	4.247	9.600
2	12/25/2004	01/25/05	249,936,124.00	4.247	9.600
3	01/25/2005	02/25/05	245,776,982.00	4.248	9.600
4	02/25/2005	03/25/05	241,686,801.00	4.248	9.600
5	03/25/2005	04/25/05	237,664,442.00	4.248	9.600
6	04/25/2005	05/25/05	233,708,783.00	4.248	9.600
7	05/25/2005	06/25/05	229,818,721.00	4.248	9.600
8	06/25/2005	07/25/05	225,993,171.00	4.248	9.600
9	07/25/2005	08/25/05	222,231,066.00	4.248	9.600
10	08/25/2005	09/25/05	218,531,357.00	4.248	9.600
11	09/25/2005	10/25/05	214,893,012.00	4.248	9.600
12	10/25/2005	11/25/05	211,315,016.00	4.248	9.600
13	11/25/2005	12/25/05	207,796,370.00	4.248	9.600
14	12/25/2005	01/25/06	204,336,094.00	4.248	9.600
15	01/25/2006	02/25/06	200,933,220.00	4.248	9.600
16	02/25/2006	03/25/06	197,586,800.00	4.248	9.600
17	03/25/2006	04/25/06	194,295,900.00	4.248	9.600
18	04/25/2006	05/25/06	191,059,602.00	4.248	9.600
19	05/25/2006	06/25/06	187,877,001.00	4.248	9.600
20	06/25/2006	07/25/06	184,747,210.00	4.248	9.600
21	07/25/2006	08/25/06	181,669,354.00	4.249	9.600
22	08/25/2006	09/25/06	178,642,575.00	4.249	9.600
23	09/25/2006	10/25/06	175,666,028.00	4.249	9.600
24	10/25/2006	11/25/06	172,738,880.00	4.249	9.600
25	11/25/2006	12/25/06	169,860,315.00	4.249	9.600
26	12/25/2006	01/25/07	167,029,528.00	4.249	9.600
27	01/25/2007	02/25/07	164,245,729.00	4.249	9.600
28	02/25/2007	03/25/07	161,508,141.00	4.249	9.600
29	03/25/2007	04/25/07	158,815,998.00	4.249	9.600
30	04/25/2007	05/25/07	156,168,548.00	4.249	9.600
31	05/25/2007	06/25/07	153,565,052.00	4.249	9.600
32	06/25/2007	07/25/07	151,004,782.00	4.249	9.600
33	07/25/2007	08/25/07	148,487,022.00	4.249	9.600
34	08/25/2007	09/25/07	146,011,069.00	4.249	9.600
35	09/25/2007	10/25/07	143,576,231.00	4.249	9.600
36	10/25/2007	11/25/07	141,181,827.00	3.890	9.600

[1] Assumes Closing Date of 30 November 2004

Yield Maintenance Agreement 5/1 [1]

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
1	11/30/2004	12/25/04	362,097,692.00	4.400	9.600
2	12/25/2004	01/25/05	356,038,122.00	4.400	9.600
3	01/25/2005	02/25/05	350,079,422.00	4.400	9.600
4	02/25/2005	03/25/05	344,219,918.00	4.400	9.600
5	03/25/2005	04/25/05	338,457,966.00	4.400	9.600
6	04/25/2005	05/25/05	332,791,948.00	4.400	9.600
7	05/25/2005	06/25/05	327,220,273.00	4.401	9.600
8	06/25/2005	07/25/05	321,741,376.00	4.401	9.600
9	07/25/2005	08/25/05	316,353,718.00	4.401	9.600
10	08/25/2005	09/25/05	311,055,786.00	4.401	9.600
11	09/25/2005	10/25/05	305,846,092.00	4.401	9.600
12	10/25/2005	11/25/05	300,723,171.00	4.401	9.600
13	11/25/2005	12/25/05	295,685,585.00	4.401	9.600
14	12/25/2005	01/25/06	290,731,917.00	4.401	9.600
15	01/25/2006	02/25/06	285,860,776.00	4.401	9.600
16	02/25/2006	03/25/06	281,070,791.00	4.401	9.600
17	03/25/2006	04/25/06	276,360,617.00	4.401	9.600
18	04/25/2006	05/25/06	271,728,928.00	4.401	9.600
19	05/25/2006	06/25/06	267,174,423.00	4.401	9.600
20	06/25/2006	07/25/06	262,695,821.00	4.401	9.600
21	07/25/2006	08/25/06	258,291,862.00	4.401	9.600
22	08/25/2006	09/25/06	253,961,306.00	4.401	9.600
23	09/25/2006	10/25/06	249,702,936.00	4.402	9.600
24	10/25/2006	11/25/06	245,515,554.00	4.402	9.600
25	11/25/2006	12/25/06	241,397,981.00	4.402	9.600
26	12/25/2006	01/25/07	237,349,058.00	4.402	9.600
27	01/25/2007	02/25/07	233,367,646.00	4.402	9.600
28	02/25/2007	03/25/07	229,452,623.00	4.402	9.600
29	03/25/2007	04/25/07	225,602,888.00	4.402	9.600
30	04/25/2007	05/25/07	221,817,356.00	4.402	9.600
31	05/25/2007	06/25/07	218,094,962.00	4.402	9.600
32	06/25/2007	07/25/07	214,434,656.00	4.402	9.600
33	07/25/2007	08/25/07	210,835,408.00	4.402	9.600
34	08/25/2007	09/25/07	207,296,204.00	4.402	9.600
35	09/25/2007	10/25/07	203,816,046.00	4.402	9.600
36	10/25/2007	11/25/07	200,393,955.00	4.402	9.600

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
37	11/25/2007	12/25/07	197,028,964.00	4.402	9.600
38	12/25/2007	01/25/08	193,720,126.00	4.403	9.600
39	01/25/2008	02/25/08	190,466,508.00	4.403	9.600
40	02/25/2008	03/25/08	187,267,193.00	4.403	9.600
41	03/25/2008	04/25/08	184,121,278.00	4.403	9.600
42	04/25/2008	05/25/08	181,027,876.00	4.403	9.600
43	05/25/2008	06/25/08	177,986,115.00	4.403	9.600
44	06/25/2008	07/25/08	174,995,136.00	4.403	9.600
45	07/25/2008	08/25/08	172,054,096.00	4.403	9.600
46	08/25/2008	09/25/08	169,162,165.00	4.403	9.600
47	09/25/2008	10/25/08	166,318,525.00	4.403	9.600
48	10/25/2008	11/25/08	163,522,376.00	4.403	9.600
49	11/25/2008	12/25/08	160,772,928.00	4.403	9.600
50	12/25/2008	01/25/09	158,069,403.00	4.403	9.600
51	01/25/2009	02/25/09	155,411,039.00	4.403	9.600
52	02/25/2009	03/25/09	152,797,086.00	4.404	9.600
53	03/25/2009	04/25/09	150,226,804.00	4.404	9.600
54	04/25/2009	05/25/09	147,699,467.00	4.404	9.600
55	05/25/2009	06/25/09	145,214,362.00	4.404	9.600
56	06/25/2009	07/25/09	142,770,786.00	4.404	9.600
57	07/25/2009	08/25/09	140,368,049.00	4.404	9.600
58	08/25/2009	09/25/09	138,005,471.00	4.408	9.600
59	09/25/2009	10/25/09	135,682,532.00	4.436	9.600
60	10/25/2009	11/25/09	133,399,327.00	4.023	9.600

[1] Assumes Closing Date of 30 November 2004